January 12, 2007
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404
Re: Masco Corporation
Form 10-K for the year ended December 31, 2005
Filed March 2, 2006
File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated December 18, 2006, relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2005
Note E. Investments, page 45
1.	We note that you maintain investments in various marketable securities and private equity funds. We further note that you have recorded other-than-temporary losses on these investments in both fiscal 2005 and fiscal 2006, with a significant impairment charges being recorded in the third quarter of 2005 and the second quarter of 2006. With a view towards future disclosure, please respond to the following comments related to your accounting and disclosure for these investments:
a.	Please clarify for us how you are accounting for your investment in Metaldyne Corporation and TriMas Corporation.

b.	Please provide us with a comprehensive discussion of how you determine the fair value of your investments that are carried at cost. Reference paragraphs 10-11 and paragraph 14 of SFAS 107.

c.	We note that, at December 31, 2005, you had a $19 million unrealized loss on your private equity funds that you considered a temporary decline in their estimated fair value. We also note that during the second quarter of 2006 you concluded that the estimated fair value of certain of your investments was impaired and, as a result, you recorded a $78 million charge to earnings. Please provide us with a comprehensive discussion of how you concluded that the loss on your investments was not other-than-temporary at December 31, 2005 and what new events took place subsequent to December 31, 2005 that caused you to conclude an other-than-temporary loss had occurred. Reference paragraph 21(b) of EITF 03-1 and SAB Topic M.

d.	Tell us if any of your investments has unrealized losses at September 30, 2006 and, if so, please also tell us if such losses have been in existence for greater than 12 months. Reference paragraph 21(a) of EITF 03-1.

e.	Provide us with a detailed description of the nature of your investments in private equity funds, including their relative industry and economic environment.

1. a.	Please clarify for us how you are accounting for your investment in Metaldyne Corporation and TriMas Corporation.
Response: The Company is accounting for our investment in Metaldyne Corporation and TriMas Corporation on the cost basis.
The Company will add a statement to the investments footnote in future filings to indicate that Metaldyne and TriMas are accounted for utilizing the cost basis of accounting. See the Company’s proposed disclosure changes to the investments footnote in Exhibit A.
1. b.	Please provide us with a comprehensive discussion of how you determine the fair value of your investments that are carried at cost. Reference paragraphs 10-11 and paragraph 14 of SFAS 107.
Response: The fair market values for Metaldyne, TriMas and the Heartland Industrial Partners L.P. (“Heartland”) a private equity fund whose primary holdings are Metaldyne and TriMas are based on a multiple of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) furnished to the Company by Heartland. The multiples provided by Heartland are based on the historic trading multiples for comparable public companies that have readily determinable fair values and are reviewed by the Company for reasonableness.
In addition, the Company receives and reviews information from Heartland related to Metaldyne and TriMas strategic plans, growth opportunities, competitive environment, current and long-term business prospects and projections, liquidity and current operating performance. The Company reviews the reasonableness of such information on a quarterly basis by monitoring Metaldyne and TriMas public filings (including quarterly 10-Q’s and 10-K’s) and any other public disclosures made by Metaldyne and TriMas at analyst conferences and quarterly earnings calls with investors.
In future filings, the Company will include a statement as part of the investments footnote, as required in paragraphs 10, 11 and 14 of SFAS 107, that will indicate both the carrying value and fair value of the Company’s investments carried at cost and how the fair values (EBITDA multiples) were determined for the Metaldyne and TriMas investments.
For the other private equity investments the current disclosure will be expanded to indicate that the asset fair value as reported by fund managers is not a market fair value and that it is not practicable to determine a market fair value. Based on the information available, the Company cannot determine fair value as there are no comparable transactions in which to value individual investments in a fund nor is it possible to perform a discounted cash flow on individual investments in a fund.
Due to the inherent imprecision of the fund manager valuation estimates given the long-term nature of these investments and the conservative reporting by fund managers, the asset values reported by fund managers do not typically represent market value, i.e. the price at which the funds’ assets could be sold in an open market transaction at a given point in time. The Company’s historical experience and knowledge of fund valuations including discussions with fund managers, indicates that fund managers, exercise considerable judgment, and are conservative in the valuation of their investments. The fund managers will usually recognize impairments but fund managers typically do not adjust carrying values of investments that are performing above expectations (unrealized gains) unless a monetization event with an independent third party has occurred that validates the upward revision in fair value. This approach generally results in a valuation that conservatively estimates net asset values of the fund.
Further complicating valuation estimates is the nature of private equity funds which are established with the goal of normally having a minimum fund life of ten years to allow sufficient time to realize the funds’ investment strategy. Fund managers will make investments in the first few years of the funds’ existence and then spend several years developing companies and waiting for market opportunities to exit profitably in the later years of the funds’ life cycle. The nature of private equity funds, especially venture capital funds, is that investments can be made in numerous (in some cases upwards of 20 or more) private entities. Some entities fail early in the fund cycle which results in losses but those early failures are not generally reflective of the ultimate realization of the funds’ returns over the full life cycle of the fund. The Company has both the intent and ability to hold these investments over their full life cycle.
In future filings we will clarify our description of the estimates provided by fund managers by revising our disclosure to indicate that such estimates represent the net asset value as reported by fund managers rather than what is currently described in the investment footnote as the “estimated market value,” as determined by the fund managers. We will also make reference to the amount by which our carrying values exceed the net asset values reported by fund managers, and the amount of such excess that has existed for a period of more than 12 months. We will no longer refer to such difference as an “unrealized loss” which might imply that such amount was determined based on a current fair value estimate.
We will leave unchanged the private equity discussion concerning illiquidity, business risk, and financial leverage and market conditions in order to continue to communicate an indication of market risk to investors. See Exhibit A for proposed footnote changes.
1. c.	We note that, at December 31, 2005, you had a $19 million unrealized loss on your private equity funds that you considered a temporary decline in their estimated fair value. We also note that during the second quarter of 2006 you concluded that the estimated fair value of certain of your investments was impaired and, as a result, you recorded a $78 million charge to earnings. Please provide us with a comprehensive discussion of how you concluded that the loss on your investments was not other-than-temporary at December 31, 2005 and what new events took place subsequent to December 31, 2005 that caused you to conclude an other-than-temporary loss had occurred. Reference paragraph 21(b) of EITF 03-1 and SAB Topic M.
Response: The key factors examined by the Company in determining whether the $19 million net, unrealized loss on private equity funds was other-than-temporary were:
a.	The amount is based on the difference between the Company’s carrying value and the net asset values as reported by the fund managers which do not represent the price at which the funds’ assets could be sold in an open market transaction at a given point in time- see response to 1. b. above. Nevertheless, the magnitude of the difference between fund managers’ reported net asset value and the Company’s carrying value is used by the Company as an indicator of potential impairment.

b.	The length of time which the net asset values as reported by the fund managers has exceeded the Company’s carrying value, relative to the maturity of the fund; private equity funds normally have a ten year life and a reported net asset value below our carrying value (even if greater than 12 months in duration) may not be considered an other-than-temporary decline as returns are not expected for several years.

c.	Information provided by the fund manager on the holdings of the fund, including value creation and growth opportunities to generate future positive returns to overcome any current decline in reported net asset value and return at least the original investment to the Company.

d.	The ability and intent of the Company to hold the investments until final returns are realized; the Company has sufficient liquidity and there are no working capital, contractual or regulatory obligations which indicate the investments may need to be disposed of before the expected recovery of value occurs.

e.	A review of the undrawn commitments (possible future cash calls by the fund) that can be utilized to support further value creation opportunities.

f.	The strength of the fund management team, past performance, current results and what the fund manager has reported as the future prospects for the fund investments. The Company looks to see if there has been turnover in fund management as it may indicate a change in the future prospects of the fund.
The Company, as required under SAB Topic M, has concluded based on its review that evidence supporting recovery of the investments over the life cycle of the funds outweighed evidence to the contrary at December 31, 2005.
The loss of $78 million that was recorded at June 30, 2006 was the result of two separate triggering events that occurred in the quarter ended June 30, 2006, which caused the Company to conclude that an other-than-temporary impairment had occurred. The loss is comprised of $72 million for Metaldyne related investments and $6 million related to TriMas.
1.	In May 2006 Metaldyne management concluded that the best strategic alternative for continued enhancement of shareholder value was a merger with a foreign auto parts manufacturer. At this time, the Company became aware (on a confidential basis) of the potential transaction whereby Metaldyne planned to merge with a Japanese company (Asahi Tec). Projections received in May 2006 from Metaldyne management, which were provided to the potential merger partner, represented new information to the Company and indicated that Metaldyne was not going to generate meaningful cash flows in the future based on its current capital structure and projected operating performance. Based on the information provided in May 2006 the Company determined that the decline in value was other-than-temporary and an estimated loss in the amount of $40 million was recorded. In addition as a result of the potential Metaldyne transaction the Company recorded an estimated loss of $32 million related to the Company’s investment in two private equity funds that also had an investment in Metaldyne. At December 31, 2005 neither private equity fund with an investment in Metaldyne had been in a loss position for a period in excess of 12 months based on information provided by the fund managers. The Company recorded the loss and made the disclosure in the second quarter 10-Q, the period in which the Company first became aware of the potential merger and the revised Metaldyne cash flow projections.

2.	In June 2006, the Company became aware that Heartland had changed its strategic operating plan for TriMas which resulted in the Company recognizing an other-than-temporary loss of $6 million.

1. d.	Tell us if any of your investments has unrealized losses at September 30, 2006 and, if so, please also tell us if such losses have been in existence for greater than 12 months. Reference paragraph 21(a) of EITF 03-1.
Response: At September 30, 2006 there were 18 private equity funds for which the Company’s carrying value exceeded the net asset values reported by fund managers by $13 million in aggregate. Of these 18 funds there were 14 funds (representing $10 million of the previously referenced $13 million) for which the Company’s carrying value had exceeded the net asset values reported by fund managers for over 12 months. We will expand our disclosure to include this information, see Exhibit A for proposed footnote changes.
1. e.	Provide us with a detailed description of the nature of your investments in private equity funds, including their relative industry and economic environment.
Response: At September 30, 2006 the Company has investments in 49 private equity funds (same as December 31, 2005) split between buyout funds and venture capital funds with a carrying value of $210 million and a net asset value of $227 million as reported by the fund managers. The 31 buyout funds, which constitute approximately 73 percent of the invested monies, invest in established businesses and other than the Heartland fund no other buyout funds have a concentration in a particular sector that is undergoing a fundamental change such as the automotive related market. The 18 venture capital funds which constitute approximately 27 percent of the invested monies, invest in start-ups or smaller established companies principally in the areas of information technology, bio-technology and healthcare.
There are seven funds with a carrying value greater than $10 million that aggregate $109 million of carrying value and $105 million of reported net asset value.
The Company will expand its footnote disclosure in future filings to include a breakdown of invested monies to provide greater transparency to investors on the Company’s private equity investments. See Exhibit A for proposed footnote changes.
In addition to the proposed changes in the footnote, the Company will also make conforming changes in MD & Aim future filings.
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6370.

Sincerely, /s/ Timothy Wadhams Timothy Wadhams Senior Vice President and Chief Financial Officer

Proposed changes in italics and underlined to be made in future filings
Exhibit A
E. INVESTMENTS
Financial Investments
The Company has maintained investments in marketable securities and a number of private equity funds, principally as part of its tax planning strategies, as any gains enhance the utilization of any current and future tax capital losses. Included in other assets were the following financial investments, in millions:

	At December 31
	2005	2004
Marketable securities:
Furniture Brands International	$90	$100
Other	25	163
Private equity funds	262	308
Metaldyne Corporation	94	84
TriMas Corporation	46	46
Other investments	12	9

Total	$529	$710

Investments in marketable securities are accounted for as available-for-sale. Accordingly, the Company records these investments at fair value, and unrealized gains and losses (that are deemed to be temporary) are recognized, net of tax effect, through shareholders’ equity, as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary impairments are included in determining net income, with related purchase costs based on specific identification.
The Company had investments in 20 different marketable securities at December 31, 2005. The Company reviews industry analyst reports, key ratios and statistics, market analyses and other factors for each investment to determine if an unrealized loss is other-than-temporary. Based on this review, in the third quarter of 2005, the Company recognized an impairment charge of $28 million related to its investment in four million shares of Furniture Brands International (NYSE: FBN) common stock to reduce the cost basis from $25.05 per share to the market value at September 30, 2005 of $18.03 per share. In 2004, the Company also recognized an impairment charge of $21 million related to the Company’s investment in FBN. At December 31, 2005, the FBN common stock was in an unrealized gain position; the aggregate carrying value of the investment was $90 million. The FBN common stock, included in marketable securities, was received in June 2002 from the Company’s investment in Furnishings International Inc. debt.
The Company’s investments in private equity funds and other private investments are carried at cost and are evaluated for impairment at each reporting period, or when circumstances, including the maturity of the fund, indicate impairment may exist. Since there is no active trading market for these investments, they are for the most part illiquid. These investments, by their nature, can also have a relatively higher degree of business risk, including financial leverage, than other financial investments. Future changes in market conditions, the future performance of the underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments and the amounts realized upon liquidation. Based on the Company’s review of its private equity funds, the Company considered the decline in the reported net asset values of certain of its private equity fund investments to be other-than-temporary and, accordingly, recognized an impairment charge of $15 million in the third quarter of 2005. At December 31, 2005, the carrying value of the Company’s investments in private equity funds exceeded the estimated net asset value, as reported by the fund managers, by approximately $19 million, which the Company considers to be a temporary decline in estimated fair value. There were 16 funds for which the Company’s carrying value had exceeded the net asset values reported by the fund managers for over 12 months such amount was $19 million.
At December 31, 2005 the Company has an investment in 49 private equity funds split between buyout funds and venture capital funds with a carrying value of $262 million and a net asset value of $243 million as reported by the fund managers. The 31 buyout funds, which constitute approximately 77 percent of the invested monies, invest in established businesses and other than the Heartland fund no other buyout funds have a concentration in a particular sector that is undergoing a fundamental change such as the automotive related market. The 18 venture capital funds which constitute approximately 23 percent of the invested monies, invest in start-ups or smaller established companies principally in the areas of information technology, bio-technology and healthcare. There are seven funds with a carrying value greater than $10 million that aggregate $139 million of carrying value and $119 million of reported net asset value. The net asset value reported by the fund managers is not a market fair value representing the amount that could be received if an open market transaction occurred on the balance sheet date. It is not practicable for the Company to estimate a fair market value because the private equity funds have no quoted market price and sufficient information is not available for the Company to utilize a valuation model to determine a fair market value for each fund.
In November 2000, the Company reduced its common equity ownership in Metaldyne Corporation (formerly MascoTech, Inc.) through a recapitalization merger with an affiliate of Heartland Industrial Partners, L.P., a private equity fund in which the Company has invested $47 million (representing less than five percent of the fund). The Company currently owns six percent of the common equity of Metaldyne. The Company also holds preferred stock of Metaldyne, which accrues dividends at the rate of 15 percent per year. In June 2002, Metaldyne sold approximately 66 percent of the fully diluted common equity of its TriMas Corporation subsidiary to Heartland Industrial Partners, L.P. The Company exercised its right to its proportionate share and acquired approximately six percent of TriMas Corporation common stock for $25 million. In November 2004, the Company acquired an additional investment in TriMas common stock from Metaldyne for an aggregate cost of $21 million. The Company had an approximate 10 percent ownership in TriMas Corporation common stock at December 31, 2005 and 2004. Metaldyne and TriMas are accounted for on the cost basis. At December 31, 2005, based on market multiples, the fair value of the Metaldyne investment approximates its carrying value and the TriMas fair value approximates $39 million versus a carrying value of $46 million. Metaldyne is an automotive supplier and TriMas is a diversified manufacturer with a significant portion of its business associated with transportation products. The economic environment for businesses associated with the automotive and transportation industries is challenging and impacted by rising commodity and energy costs and customer resistance to price increases to offset such cost increases.
The Company’s investments in marketable securities were as follows, in millions:

		Pre-tax
		Unrealized	Unrealized	Recorded
	Cost Basis	Gains	Losses	Basis
December 31, 2005	$94	$21	$—	$115

December 31, 2004	$227	$36	$—	$263

Income from financial investments, net, included in other, net, within other income (expense), net, was as follows, in millions:

	2005	2004	2003
Realized gains from marketable securities	$39	$70	$38
Realized losses from marketable securities	(9)	(20)	(15)
Dividend income from marketable securities	4	14	16
Income from other investments, net	68	42	17
Dividend income from other investments	12	13	9

Income from financial investments, net	$114	$119	$65

Impairment charge:
Marketable securities	$(30)	$(21)	$(3)
Private equity funds	(15)	—	(16)

Total impairment charge	$(45)	$(21)	$(19)

Equity Investments
In 2003, the Company completed the sale of its 42 percent equity investment in Emco Limited, a Canadian distributor of plumbing and related products with approximate 2002 sales of $860 million, for cash proceeds of $75 million. The sale resulted in a pre-tax gain of $5 million.